Sapiens Reports Record Quarterly Revenue of $38.6 Million,
Up 16.9% Year-Over-Year

Non-GAAP Operating Profit increased by 19.6%

Holon, Israel, August 12, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today its financial results for the second quarter ended June 30, 2014.

Second Quarter Highlights:

•	Non- GAAP Revenue increased by 16.9% to $38.6 million from the second quarter of 2013

•	Non- GAAP operating profit was $4.0 million compared to $3.3 million in the second quarter of 2013, an increase of 19.6%.

•	Non-GAAP net income attributable to Sapiens' shareholders increased by 13.0% to $3.6 million, or $0.07 cents per diluted share compared to $3.2 million.

•	Cash, cash equivalents and securities investments as of June 30, 2014 was $79.8 million, with no debt.

•	Launch of Sapiens Retirement Services Platform, the next generation of technology for the defined contribution retirement services industry.

•	Released Sapiens IDIT core version (11.2) which increases the number of out of the box standard web-services and provides new framework for country level interfaces.

•	Acquired KPI, owner of “The Decision Model” patent and a leading decision management consultancy firm.

First half Highlights:

•	Non-GAAP revenue increased by 16.6% to $75.3 million from the same period of 2013.

•	Non-GAAP operating profit was $7.7 million compared to $6.7 million in the first six months of 2013, an increase of 14.2%.

•	Non-GAAP net income attributable to Sapiens' shareholders reached $7.0 million, compared to $6.6 million in the year ago period, an increase of 6.0%.

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Roni Al-Dor, President and CEO of Sapiens, commented: "This was another strong quarter in which we delivered double-digit revenue and operating profit growth. We continued to make strategic investments in sales, marketing and product development, without compromising current period profits or margins. Our market presence was expanded as we booked growth from both new and existing clients and qualified new opportunities to expand our pipeline across all geographies and products. Clearly, we are executing and delivering on our near-term commitments for growth while balancing profitability and investments for the longer-term potential of the company.”

Mr. Al-Dor concluded, “Our business plan remains solid and we are confident in our ability to deliver full-year 2014 revenue in line with our guidance of $154 million to $158 million."

Quarterly Results Conference Call

Sapiens management will host its earnings conference call today, August 12th, 2014 at 9:30 am EDT, 4:30 pm Israel, to discuss the results. To participate in the call, please dial in to the following numbers: United States + 1.888.668.9141; International: +972.3. 918.0610; UK: 0.800.917.5108.
The call will be webcast live on the Company’s website at http://www.sapiens.com/webcasts-presentations.htm.
An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: North America: +1.888.254.7270; International: +972.3.925.5904.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

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Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net Profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, Amortization of internal-use software development costs interest expense, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Vice President Corporate Marketing and Communications

Sapiens International

Phone: +972-3-790 2026

Email: yaffa.cohen-ifrah@sapiens.com

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Summary of Non-GAAP financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	38,651	33,065	75,279	64,572
Gross profit	15,675	13,583	30,323	27,068
Operating profit	4,001	3,344	7,653	6,699
Net income attributable to Sapiens' shareholders	3,601	3,188	6,976	6,580
Adjusted EBITDA	4,417	3,616	8,437	7,233
Basic earnings per share	0.08	0.08	0.15	0.17
Diluted earnings per share	0.07	0.08	0.14	0.16

Revenues by category
U.S. dollars in thousands

	Three months ended June 30, 2014		Six months ended June 30, 2014
	Revenues	Percentage	Revenues	Percentage

License	3,990	10.3%	7,890	10.5%
Services and Maintenance	34,661	89.7%	67,389	89.5%
Total	38,651	100.0%	75,279	100.0%

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	38,651	33,065	75,279	64,572
Cost of revenue	24,653	20,840	47,904	40,203

Gross profit	13,998	12,225	27,375	24,369

Operating Expenses:
Research and development, net	2,855	2,954	5,744	6,178
Selling, marketing, general and administrative	7,760	6,409	15,074	12,749
Total operating expenses	10,615	9,363	20,818	18,927

Operating income	3,383	2,862	6,557	5,442

Financial income, net	(11)	(21)	(57)	(306)
Taxes and other expenses, net	283	152	462	427

Net income	3,111	2,731	6,152	5,321

Attributable to non-controlling interest	6	54	25	11

Net income attributable to Sapiens' shareholders	3,105	2,677	6,127	5,310

Basic earnings per share	0.07	0.07	0.13	0.14

Diluted earnings per share	0.06	0.06	0.13	0.13

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	47,177	39,120	46,797	38,945
Diluted earnings per share	48,759	41,399	48,362	41,107

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Non-GAAP revenue	38,651	33,065	75,279	64,572

GAAP gross profit	13,998	12,225	27,375	24,369
Amortization of capitalized software	1,459	1,138	2,506	2,262
Amortization of other intangible assets	218	220	442	437
Non-GAAP gross profit	15,675	13,583	30,323	27,068

GAAP operating income	3,383	2,862	6,557	5,442
Gross profit adjustments	1,677	1,358	2,948	2,699
Capitalization of software development	(1,686)	(1,430)	(3,087)	(2,538)
Amortization of other intangible assets	339	314	676	642
Stock-based compensation	288	240	559	454
Non-GAAP operating income	4,001	3,344	7,653	6,699

GAAP net income attributable to Sapiens' shareholders	3,105	2,677	6,127	5,310
Operating income adjustments	618	482	1,096	1,257
Other	(122)	29	(247)	13
Non-GAAP net income attributable to Sapiens' shareholders	3,601	3,188	6,976	6,580

Non-GAAP basic earnings per share	0.08	0.08	0.15	0.17

Non-GAAP diluted earnings per share	0.07	0.08	0.14	0.16

Shares used in computing US NON GAAP basic earnings per share (in thousands)	47,177	39,120	46,797	38,945
Shares used in computing US NON GAAP diluted earnings per share (in thousands)	48,759	41,399	48,362	41,107

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2014	2013
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	45,374	70,313
Trade receivables, net	25,644	23,669
Other receivables and prepaid expenses	3,512	4,126
Deferred Taxes	1,862	2,420

Total current assets	76,392	100,528

LONG-TERM ASSETS:
Marketable Securities	34,377	-
Property and equipment, net	5,664	5,263
Severance pay fund	12,131	11,228
Other intangible assets, net	29,751	30,014
Other long-term assets	3,093	2,957
Goodwill	72,922	72,438

Total long-term assets	157,938	121,900

TOTAL ASSETS	234,330	222,428

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	4,592	6,517
Accrued expenses and other liabilities	24,585	21,248
Deferred revenue	11,024	9,928

Total current liabilities	40,201	37,693

LONG-TERM LIABILITIES:
Other long-term liabilities	1,269	1,712
Accrued severance pay	13,686	12,615

Total long-term liabilities	14,955	14,327

EQUITY	179,174	170,408

TOTAL LIABILITIES AND EQUITY	234,330	222,428

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SAPIENS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

U.S. Dollars in thousands

	For the six months ended
	30/06/2014	30/06/2013
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net profit	6,152	5,321
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,408	3,875
Amortization of premium and accrued interest on marketable securities	23	-
Stock-based compensation related to options issued employees	559	454
Increase in trade receivables	(1,790)	(4,599)
Deferred tax assets	85	(956)
Decrease (Increase) in other operating assets	299	(459)
Increase (Decrease) in trade payables	(1,994)	3,304
Increase (Decrease) in Other operating liabilities	3,053	(1,187)
Increase in Deferred revenues	1,001	3,164
Severance pay	152	181

Net cash provided by operating activities	11,948	9,098

Cash flows from investing activities:
Purchase of property and equipment	(1,224)	(1,674)
Purchase of marketable securities	(34,786)	-
Increase in capitalized software development costs	(3,087)	(2,540)
Decrease in Restricted Cash	541	191
Net cash used in investing activities	(38,556)	(4,023)

Cash flows from financing activities:
Distribution of dividend	-	(5,803)
Proceeds from employee stock options exercised	1,305	1,333
Net cash provided by (used in) financing activities	1,305	(4,470)

Effect of exchange rate changes on cash and cash equivalents	364	(503)

Increase (decrease) in cash and cash equivalents	(24,939)	102
Cash and cash equivalents at the beginning of period	70,313	29,050

Cash and cash equivalents at the end of period	45,374	29,152

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